

Our People Make The Difference.

CITIZENS & NORTHERN CORPORATION

2012 annual highlights

Our more than 300 employees make the difference.

A company is only as strong as its people, which explains why Citizens & Northern Bank ranks Number One in the United States in Bank Director Magazine's Bank Performance Scorecard. C&N received that honor last year in its asset class. The designation is a testament to the hard work our employees demonstrate daily.

Not only is C&N strong financially, it is strong in the depth of knowledge and customer focus our employees are committed to. Each and every one of our employees places the best interests of their customers above all else. Because at C&N we believe that when you put your customers first, your business can't help but thrive.

Throughout our Annual Highlights you will meet some of our dedicated employees who live our mission every day: "Our clients are our top priority".



Stacey Makes a Difference.

"There is nothing more gratifying than helping people realize the dream of home ownership. It's an exciting time for them and I feel fortunate to be a part of it."

Stacey Sickler
Manager, Mortgage Lending Division

Our Corporate Profile.

Citizens & Northern Corporation is a bank holding company with assets of approximately $1.3 billion and is headquartered in Wellsboro, PA. Banking services are provided by its subsidiary, Citizens & Northern Bank, from 26 banking offices in Bradford, Cameron, Lycoming, McKean, Potter, Sullivan and Tioga Counties in Pennsylvania and Steuben County in New York.

Investment products are offered through C&N Investment Services and insurance products are offered through C&N Financial Services Corp. Trust services are offered by Citizens & Northern Bank through the C&N Trust and Financial Management Group.

Citizens & Northern Corporation stock trades on the NASDAQ Capital Market Securities under the symbol CZNC.

Citizens & Northern Corporation officers include:
Charles H. Updegraff, Jr., chairman, president and chief executive officer;
Mark A. Hughes, treasurer;
Jessica R. Brown, corporate secretary.

Citizens & Northern Bank is the deposit market leader in the eight counties it serves.



Ryan Makes a Difference

"Small businesses are the lifeblood of our communities. When I can help a new business start or an existing business grow, I feel I have made a contribution to the community I call home."

Ryan Satalin
Regional Team Leader/Lending

Our President's Annual Message

Charles H. Updegraff, Jr.
Chairman, President and CEO

I am pleased to report that 2012 was another financially successful year for Citizens & Northern Corporation. Our 2012 financial results, while slightly lower than 2011, remained near the top of our peer group and were the second highest in company history. Net income for the year was $22,705,000 compared with $23,368,000 for 2011, a minimal 2.84% decline. Return on average assets (ROAA) was 1.74%, return on average equity (ROAE) was 12.91% and earnings per share were $1.86 basic and $1.85 diluted. We are very proud of these results as they were attained in a very difficult economic environment.

ROAA	1.74%
ROAE	12.91%
Earnings per share - diluted	$1.85



Our balance sheet remained relatively flat. We continued to de-leverage the balance sheet due to the desire of the Federal Reserve Bank to keep interest rates low which has presented limited investment opportunities without taking undue credit and/or interest rate risk. During the third quarter as you may recall, we made the decision to pre-pay $12,000,000 of long-term borrowings (repurchase agreements) and incurred a $2,190,000 loss from pre-payment and simultaneously generated gains from sales of securities of $2,430,000. The security gains were a result of the sale of a previously written off trust-preferred security and the sale of bank stocks. Management estimates the effect of this transaction on the net interest margin for the next year will be a benefit of approximately 0.05%.

Net loans of $677,053,000 represent a 3.36% decline from the prior year. While net loans fell, loan production was brisk. Loans originated for sale for which the bank has maintained servicing rights totaled $103,176,000 at year-end, an increase of $45,600,000, or 79.20% over the prior year. This mortgage production resulted in net gains on sales of loans of $1,925,000, an increase of 73.89% over 2011.

Trust assets under management (TAUM) rose 11.52% to a year-end total of $707,912,000. Approximately 65% of the TAUM growth was from account appreciation with the remaining 35% being a result of net new business. Gross revenue from our Trust and brokerage services was $4,648,000, which is an increase of $536,000 over the prior year. The Trust and Financial Management Group is a significant contributor to our total non-interest income.

Continued Page 3



Denise Makes a Difference.

"It is with great pleasure that I can serve our community and help customers meet their financial needs. I find it extremely rewarding when I can make a difference and build relationships."

Denise Manley
Community Office Manager, Sayre

President's Message Continued

From Page 2

Our financial performance has enabled the Board of Directors to substantially increase our quarterly dividend while maintaining capital well in excess of regulatory requirements. During 2012 we paid a total of $.84 per share dividend compared with $.58 in 2011, or a 44.83% increase. Our stock (CZNC) closed the year trading at $18.90 per share or 135.87% of tangible common book value.


WE'RE #1 IN THE U.S.!
In the 2012 Bank Performance Scorecard!

As I reported at the end of the third quarter, Citizens & Northern Bank was ranked Number One in the nation by Bank Director Magazine's 2012 Bank Performance Scorecard. C&N placed first out of 195 publicly traded financial institutions in the $1 billion - $5 billion asset category. The 2012 Bank Performance Scorecard used five key metrics that measure profitability (core return on average assets and core return on average equity); capital adequacy (ratio of tangible common equity to tangible assets); and asset quality (ratio of non-performing assets to loans and real estate owned, and ratio of net charge offs to average loans). This achievement is a testament to the dedicated service and teamwork of all employees.

During April 2012 we were able to re-open our Athens, Pennsylvania office which was severely damaged during the September 2011 flood. After finishing the repairs and equipment replacement the bank was able to record a $270,000 net gain which is reflected in our non-interest income.

The manner in which our customers desire to transact business with the bank is quickly moving from being handled within a branch to an alternate delivery channel. Presently over 50% of all transactions are handled by alternate delivery channels. During the past year we have received outstanding acceptance of our e-z Mobile Deposit which allows customers to deposit checks to their account 24/7 from anywhere by simply downloading our e-z Mobile Deposit app to their iPhone or Android. Consequently, effective January 1, 2013, Shelley D'Haene was named Executive Vice President – Director of Alternate Delivery Channels. Shelley will be responsible for developing and directing all alternate delivery channels, exploring new opportunities and leading our bank-wide "Superior Customer Experience" initiative.



2013 will be a challenging year for our industry and Citizens & Northern. With the Federal Reserve's intent to keep interest rates low for the foreseeable future we will see continued margin compression. Another major challenge will be digesting and complying in a timely fashion with many of the rules and regulations promulgated by the Dodd-Frank legislation that are just now being issued. Finally, a challenge and opportunity will be exploring acquisition opportunities to deploy our excess capital in a manner that is accretive to our shareholders.

In closing, on behalf of the employees, officers and Board of Directors I hope that we have earned your trust and continued support. I welcome your questions, comments and observations and I am at your disposal to discuss them with you.

Diane Makes a Difference

"When a customer comes in looking for advice and I can help that client meet his goals, I'm happy for him and at the same time receive a great deal of satisfaction in knowing that I could help."

Diane Egly
Community Office Manager, Muncy



Five Year Comparison


2012 $22,705
2011 $23,368
2010 $17,581
($40,763) 2009
2008 $10,059

NET INCOME in thousands


2012 0.84
2011 0.58
2010 0.39
2009 0.72
2008 0.96

CASH DIVIDENDS DECLARED PER SHARE


2012 $1,006,106
2011 $1,018,206
2010 $1,004,348
2009 $926,789
2008 $864,057

DEPOSITS in thousands


2012 $683,910
2011 $708,315
2010 $730,411
2009 $721,011
2008 $743,544

GROSS LOANS in thousands


2012 $1,286,907
2011 $1,323,735
2010 $1,316,588
2009 $1,321,795
2008 $1,281,637

TOTAL ASSETS in thousands


2012 $182,786
2011 $167,385
2010 $138,944
2009 $152,410
2008 $122,026

TOTAL SHAREHOLDERS' EQUITY in thousands



Marcy Makes a Difference.

"Whether I'm working with co-workers or our loan clients, I take great satisfaction when I can resolve their problem or answer their questions. I want every person I interact with to feel I have done my very best to help them."

Marcy Hughes
Loan Operations Team Leader

Our People Make The Difference



Kelly Makes a Difference

"People share their hopes and dreams for the future with me. Helping them get there has been my privilege. I look forward to coming to work every day!"

Kelly Fasse
Mortgage Specialist, Mansfield



Mike Makes a Difference

"One of the best parts of my job is calling on new people and developing relationships. I really enjoy visiting with our local business owners. Helping my customers solve problems and grow their business makes my job very rewarding."

Mike Goodreau
Business Development Sales Officer, Muncy



Marla Makes a Difference

"It's a privilege to be part of such a talented staff that is committed to putting the customers' needs first. I get great satisfaction in helping my clients meet their financial needs and goals."

Marla McIlvain
Trust Administrator, Wellsboro



Jessica Makes a Difference

"I feel very fortunate to work in a community where I know most of my customers as friends, neighbors and family. I look forward to seeing them and helping them select the services that are specific to their needs."

Jessica Loper
Customer Service Representative, Hornell

Quarterly Share Data

Trades of the Corporation's stock are executed through various brokers who maintain a market in the Corporation's stock. The Corporation's stock is listed on NASDAQ Capital Market Securities with the trading symbol CZNC. The following tables show the approximate high and low sales price of the common stock during 2012 and 2011.

2012

	High	Low	Dividend per Quarter
First Quarter	$22.48	$18.12	$0.18
Second Quarter	$20.69	$16.79	$0.20
Third Quarter	$20.80	$17.78	$0.22
Fourth Quarter	$20.25	$17.51	$0.24

2011

	High	Low	Dividend per Quarter
First Quarter	$16.96	$14.37	$0.13
Second Quarter	$17.66	$13.10	$0.14
Third Quarter	$17.40	$14.06	$0.15
Fourth Quarter	$19.16	$14.00	$0.16



Cassie Makes a Difference.

"When you establish a tradition of always providing superior customer service, each day becomes a welcome challenge to give better service than you did the day before. I believe this is instrumental in creating long-lasting relationships with our customers and co-workers."

Cassie Brelo
Deposit Operations Specialist

Common Stock and Per Share Data

(Per common share (1))

	2012	2011	2010	2009	2008
Basic earnings per share	$1.86	$1.92	$1.45	$(4.40)	$1.12
Diluted earnings per share	1.85	1.92	1.45	(4.40)	1.12
Cash dividends per share	0.84	0.58	0.39	0.72	0.96
Book value per share at period end	14.89	13.77	11.43	10.46	13.66
Tangible book value at period end	13.91	12.77	10.42	9.43	12.22
Weighted average common shares outstanding - basic	12,235,748	12,162,045	12,131,039	9,271,869	8,961,805
Weighted average common shares outstanding - diluted	12,260,208	12,166,768	12,131,039	9,271,869	8,983,300

(1) All share and per share data have been restated to give effect to stock dividends.

Balance sheet at year-end (in thousands)

	2012	2011	2010	2009	2008
Available-for-sale securities	472,577	481,685	443,956	396,288	419,688
Gross loans	683,910	708,315	730,411	721,011	743,544
Allowance for loan losses	6,857	7,705	9,107	8,265	7,857
Assets	1,286,907	1,323,735	1,316,588	1,321,795	1,281,637
Deposits	1,006,106	1,018,206	1,004,348	926,789	864,057
Borrowings	89,379	130,313	166,908	235,471	285,473
Stockholders' equity	182,786	167,385	138,944	152,410	122,026
Common stockholders' equity (excluding preferred stock)	182,786	167,385	138,944	126,661	122,026



Patty Makes a Difference

"It is such an awesome feeling when you can tell that a customer is smiling through the phone because you've helped them solve an issue."

Patty Groover
Client Contact Center Team Leader

Five-year summary of operations

Income statement (in thousands)

	2012	2011	2010	2009	2008
Interest and fee income	$56,632	$61,256	$62,114	$67,976	$74,237
Interest expense	9,031	13,556	19,245	24,456	31,049
Net interest income	47,601	47,700	42,869	43,520	43,188
Provision (credit) for loan losses	288	(285)	1,191	680	909
Net interest income after provision (credit) for loan losses	47,313	47,985	41,678	42,840	42,279
Noninterest income excluding securities gains (losses)	16,317	13,938	13,917	13,021	13,140
Net impairment losses recognized in earnings from available-for-sale securities	(67)	0	(433)	(85,363)	(10,088)
Net realized gains on available-for-sale securities	2,749	2,216	1,262	1,523	750
Loss on prepayment of debt	2,333	0	0	0	0
Noninterest expense excluding loss on prepayment of debt	32,848	32,057	31,569	34,011	33,703
Income (loss) before income tax provision (credit)	31,131	32,082	24,855	(61,990)	12,378
Income tax provision (credit)	8,426	8,714	5,800	(22,655)	2,319
Net income (loss)	22,705	23,368	19,055	(39,335)	10,059
U.S. Treasury preferred dividends	0	0	1,474	1,428	0
Net income (loss) available to common shareholders	22,705	23,368	17,581	(40,763)	10,059



Candy Makes a Difference.

"Our customers are the reason we're here! We have a great team in Trust. I have confidence that if there's anything I can't take care of personally I can call on one of them and the customer will receive excellent service."

Candy Bower
Trust Administrator, Williamsport

Five-year summary of operations
Average balance sheet (in thousands)

	2012	2011	2010	2009	2008
Total assets	$1,305,163	$1,313,445	$1,326,145	$1,296,086	$1,280,924
Earning assets	1,199,538	1,208,584	1,205,608	1,208,280	1,202,872
Gross loans	700,241	714,421	721,997	728,748	743,741
Deposits	1,008,469	1,001,125	965,615	886,703	847,714
Stockholders' equity	175,822	152,718	150,133	141,787	130,790

Key Ratios

Return on average assets	1.74%	1.78%	1.44%	-3.03%	0.79%
Return on average equity	12.91%	15.30%	12.69%	-27.74%	7.69%
Average equity to average assets	13.47%	11.63%	11.32%	10.94%	10.21%
Net interest margin (1)	4.26%	4.22%	3.81%	3.84%	3.77%
Efficiency (2)	48.77%	49.40%	52.73%	57.22%	57.59%
Cash dividends as a percentage of diluted earnings per share	45.41%	30.21%	26.90%	NM	85.71%
Tier 1 leverage	12.53%	10.93%	9.20%	9.86%	10.12%
Tier 1 risk-based capital	22.86%	19.95%	15.87%	16.70%	13.99%
Total risk-based capital	24.01%	21.17%	17.17%	17.89%	14.84%
Tangible common equity/tangible assets	13.39%	11.84%	9.71%	8.72%	8.61%
Nonperforming assets/total assets	0.82%	0.73%	0.92%	0.76%	0.69%
Nonperforming loans/total loans	1.41%	1.19%	1.58%	1.27%	1.14%
Allowance for loan losses/total loans	1.00%	1.09%	1.25%	1.15%	1.06%
Net charge-offs/average loans	0.16%	0.16%	0.05%	0.04%	0.26%

NM = Not a meaningful ratio

(1) Rates of return on tax exempt securities and loans are calculated on a fully-taxable equivalent basis.

(2) The efficiency ratio is calculated by dividing total noninterest expense by the sum of net interest income (including income from tax exempt securities and loans on a fully-taxable equivalent basis) and noninterest income excluding securities (losses)/gains.



Laura Makes a Difference

"We have the best customers and they deserve the best we have to offer. Working in a small community gives me the opportunity to really get to know our clients, not only as customers, but as friends."

Laura Losinger
Customer Service Specialist, Knoxville

Quarterly financial data

The following table presents summarized financial data for 2012 and 2011 (unaudited, in thousands, except per share)

2012 quarter ended	March 31	June 30	Sept. 30	Dec. 31
Interest income	$14,776	$14,529	$13,836	$13,491
Interest expense	2,502	2,401	2,228	1,900
Net interest income	12,274	12,128	11,608	11,591
(Credit) Provision for loan losses	(182)	367	236	(133)
Net interest income after (credit) provision for loan losses	12,456	11,761	11,372	11,724
Other income	3,759	4,095	4,103	4,360
Net (losses) gains on available-for-sale securities	(2)	203	2,430	51
Loss on prepayment of debt	0	143	2,190	0
Other expenses	8,517	8,137	8,207	7,987
Income before tax provision	7,696	7,779	7,508	8,148
Income tax provision	2,109	2,094	2,014	2,209
Net income	$ 5,587	$ 5,685	$ 5,494	$ 5,939
Net income per share - basic	$ 0.46	$ 0.46	$ 0.45	$ 0.48
Net income per share - diluted	$ 0.46	$ 0.46	$ 0.45	$ 0.48

2011 quarter ended	March 31	June 30	Sept. 30	Dec. 31
Interest income	$15,298	$15,443	$15,317	$15,198
Interest expense	4,016	3,628	3,108	2,804
Net interest income	11,282	11,815	12,209	12,394
(Credit) Provision for loan losses	(192)	31	(37)	(87)
Net interest income after (credit) provision for loan losses	11,474	11,784	12,246	12,481
Other income	2,555	3,673	3,999	3,711
Net gains on available-for-sale securities	1,839	163	26	188
Other expenses	8,263	7,794	8,052	7,948
Income before tax provision	7,605	7,826	8,219	8,432
Income tax provision	2,064	2,129	2,230	2,291
Net income	$ 5,541	$ 5,697	$ 5,989	$ 6,141
Net income per share - basic	$ 0.46	$ 0.47	$ 0.49	$ 0.51
Net income per share - diluted	$ 0.45	$ 0.47	$ 0.49	$ 0.51



Linn Makes a Difference.

"Every time a customer takes the time to visit our branch, I consider them a guest in our home. I want to make sure they feel welcome and know that we appreciate them and value their business."

Linn Macensky
Community Office Manager, Wellsboro

Trust and Financial Management Group
Five-Year Comparison (in thousands)

	2012	2011	2010	2009	2008
Assets	$707,912	$634,782	$608,843	$605,062	$550,496
Revenue	3,847	3,472	3,475	3,262	3,443

The composition of Trust assets under management as of Dec. 31, 2012, 2011 and 2010 follow:

Accounts (in thousands)

	2012	2011	2010
Pension/profit sharing	$282,680	$269,442	$239,310
Investment management	184,650	162,183	172,373
Trusts	135,810	123,428	127,614
Custody	88,931	72,564	64,668
Estates	14,238	5,752	3,563
Guardianships	1,603	1,413	1,315
Total	**707,912**	**634,782**	**608,843**

Investments (in thousands)

	2012	2011	2010
Mutual funds	$366,607	$330,906	$289,827
Stocks	130,288	115,577	130,669
Bonds	104,295	105,471	115,474
Savings and Money Market funds	97,772	73,389	68,051
Miscellaneous	6,133	6,224	2,840
Real estate	2,255	2,177	1,007
Mortgages	562	1,038	975
Total	**$707,912**	**$634,782**	**$608,843**



Lori Makes a Difference

"As part of the Trust and Financial Management Group team I have the honor of working with a diverse client base. It is a privilege to help provide customized solutions for the individual goals of each client.

Lori Blascak
Trust Account Administrator, Towanda

2012 Board of Directors

Citizens & Northern Corporation
Citizens & Northern Bank

Dennis F. Beardslee	Owner, Terrace Lanes Bowling Center
Jan E. Fisher	Executive Vice President/COO Susquehanna Health System
R. Bruce Haner	Retired auto buyer for new car dealers
Susan E. Hartley	Attorney at law
Leo F. Lambert	President/GM, Fitzpatrick & Lambert, Inc.
Raymond R. Mattie	President, M&S Conversion Co., Inc.
Edward H. Owlett, III	President and CEO, Putnam Company
Leonard Simpson	Attorney at law and Sullivan County District Attorney
James E. Towner	Retired General Manager, The Scranton Times
Ann M. Tyler	Retired CPA, Ann M. Tyler CPA, PC
Charles H. Updegraff, Jr.	C&N chairman, president and CEO

2012 Executive Team

Dawn A. Besse	EVP and chief credit officer
Harold F. Hoose, III	EVP and director of lending
Mark A. Hughes	EVP and chief financial officer
George M. Raup	EVP and chief information officer
John M. Reber	EVP and director of risk management
Thomas L. Rudy, Jr.	EVP and director of branch delivery
Deborah E. Scott	EVP and Trust Division director
Charles H. Updegraff, Jr.	Chairman, president and CEO



Kerry Makes a Difference.

"I feel best about myself and my job when the customer feels best about me and the bank. I find the best customer service I can give is to always provide a better experience than the customer expects."

Kerry Bliler
Customer Service Representative, Jersey Shore

2012 Advisory Boards

We thank our Advisory Board members who give us valuable insight into the communities we serve.

Athens/Sayre/East Smithfield

Warren J. Croft, Max P. Gannon, Jr., R. Bruce Haner, Susan E. Hartley, David Rosenbloom, L. Joseph Tomasso, Jr., Thomas G. Furman.

Canisteo/Hornell

William Hatch, Brian Schu.

Coudersport/Emporium/Port Allegany

Edwin H. Corey, Madelyn Farber, Peter Fragale, Patrice D. Lavavasseur, Edwin M. Schott, Robert C. Smith, Edwin W. Tompkins, III.

Dushore/Laporte

Ronald A. Gutosky, Leo F. Lambert, Kerry A. Meehan, William B. Saxe, Leonard Simpson.

Elkland/Knoxville/Tioga

Mary C. Owlett, Mark R. Howe, John C. Kenyon, Brian Bicksler, L. Grant Gehman, William W. Roosa, Leisa L. LaVancher, Dirk D'Haene.

Mansfield/Wellsboro

David Kurzejewski, Larry Mansfield, Joseph R. Maresco, Donald R. Abplanalp, Robert F. Cox, Jr., Craig Eccher, Jan E. Fisher, Scott Lewis, Edward H. Owlett, III.

Ralston/Liberty

Lawrence J. Connolly, Stephen L. Davis, Ronald Roan, James H. Route, Jr., Ray E. Wheeland.

Jersey Shore/Muncy/Old Lycoming/South Williamsport/Williamsport

Thomas F. Charles, John Confer, Thomas D. Hess, Roger D. Jarrett, Daniel Mathers, Raymond Mattie, Melanie McLane, Frank G. Pellegrino, David A. Schall, Ann M. Tyler, Louis "Terry" Waldman.

Towanda/Monroeton/Wysox

Gary Baker, James A. Bowen, James E. Parks, Jeffrey A. Smith, Mark W. Smith, Robert L. Fulmer, Gary Hennip, James E. Towner, Walter E. Warburton, Jr.

Troy

Dennis Beardslee, J. Robert Garrison, Evan S. Williams, Jr.



Wendy Makes a Difference

"Doing the right thing, doing it to the best of my ability and treating others with respect is very important to me. I try to live that every day, with both customers and co-workers."

Wendy Smith
Deposit Operations Manager, Wellsboro

2012 Retirements

We said goodbye and all the best to five C&N employees who retired in 2012:

Dianne P. Beckwith	Payroll Clerk	7.8 years of service
Jon F. Cleveland	Regional Manager of Financial Services Delivery	6.1 years
Terry R. Depew	Business Development Sales Officer	40.9 years
George E. Kunkel	Vice President-Finance	6.9 years
Roberta M. Pierce	Teller/Wellsboro	14.4 years

2012 Service Awards

Last year 27 Citizens & Northern employees were recognized for a total of 515 years of service to the financial institution. Employees were honored at luncheons hosted by Charles H. Updegraff, Jr., chairman, president and CEO.

40 Years

Terry Depew, Business Development Sales Officer, Athens
Eileen Ranck, BankCard Manager, Wellsboro

35 Years

Ginger Reap, Community Office Manager, Athens

30 Years

Marjorie Bennett, Janitor, Monroeton
Mary Wood, Trust Administrator, Wellsboro

25 Years

Cleone Carleton, Janitor, Tioga
Justin Krellner, Trust, Coudersport
Rhonda Litchfield, Trust Investment Manager, Wellsboro
Sandra McNeal, Community Office Manager, East Smithfield
Patricia Sullivan, CSR, Laporte
Debra Topf, Loan Processor, Wellsboro

20 Years

Kelly Fasse, Mortgage Specialist, Mansfield

15 Years

Karen Bobb, Teller, Laporte
Hal Hoose, Director of Lending, Wellsboro
Robert Miller, Courier, Wellsboro

10 Years

Alison Broughton, Sr. Mortgage Underwriter, Wellsboro
Thomas Brown, Courier, Wellsboro
Gabrielle Conway, Resource Recovery, Muncy
Melissa Dunn, Loan Support Specialist, Coudersport
Linda Gordner, Mortgage Specialist, Muncy
Karen Hooks, Teller, Towanda
Jodi Lovett, Trust Support Specialist, Wellsboro
April Morgan, Tax Trust Officer, Wellsboro
Charity Shaefer, Teller, Tioga
Jessica Sweet, Trust Support Specialist, Wellsboro
Keith Vandegrift, Network Engineer, Wellsboro



Donna Makes a Difference.

"Every customer presents an opportunity for me to provide the best customer service that I can give, whether it be a friendly smile or to resolve an issue."

Donna Bowers
Customer Service Representative, Tioga

Contact Information

Client Contact Center	1-877-838-2517
Internet Banking	1-877-838-2517
Telephone Banking	1-877-622-5526
C&N Financial Services	
Wellsboro	1-866-ASK-CNFS
Coudersport	814-274-1929
Trust and Financial Management Group	
Wellsboro	1-800-487-8784
Sayre	1-888-760-8192
Towanda	1-888-987-8784
Williamsport	1-866-732-7213
Canisteo	607-698-4295
Coudersport	814-274-1929
On the Web	www.cnbankpa.com
C&N Blog	blog.cnbankpa.com
Facebook	www.facebook.com/citizensandnorthernbank

Stockholder Inquiries

A copy of the Corporation's annual Report Form 10-K for the year ended December 31, 2012, as required to be filed with the Securities and Exchange Commission, will be furnished to any stockholder without charge upon written request to the Corporation's treasurer at our principal office at P.O. Box 58, Wellsboro, PA 16901. The information is also available through the Citizens & Northern Bank website at www.cnbankpa.com and the website of the Securities and Exchange Commission at www.sec.gov. This statement has not been reviewed or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.

Investor Information

The annual Meeting of Shareholders will be held at the Arcadia Theatre, 50 Main Street in Wellsboro, PA at 2:00 p.m. Tuesday, April 16, 2013. General shareholder inquiries should be sent to Citizens & Northern Corporation, 90-92 Main Street, P.O. Box 58, Wellsboro, PA 16901. Our Stock Transfer Agent is American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038. Telephone: 800-278-4353. Our independent auditors are ParenteBeard, LLC, 400 Market Street, Williamsport, PA 17701.

Jim Makes a Difference

"Everything I do is an opportunity to improve the experience customers have when they visit one of our offices. Even small things can make a big difference."



Jim Bockus
Facilities Management

Our Offices

Athens	428 South Main Street
Canisteo	3 Main Street
Coudersport	10 North Main Street
Dushore	111 West Main Street
East Smithfield	563 Main Street
Elkland	104 West Main Street
Emporium	135 East Fourth Street
Hornell	6250 County Route 64
Jersey Shore	230 Railroad Street
Knoxville	102 East Main Street
Laporte	514 Main Street
Liberty	4534 Williamson Trail
Mansfield	1085 South Main Street
Monroeton	612 James Monroe Avenue
Muncy	3461 Route 405 Highway
Old Lycoming	1510 Dewey Avenue
Port Allegany	100 Maple Street
Ralston	24 Thompson Street
Sayre	1827 Elmira Street
South Williamsport	2 East Mountain Avenue
Tioga	41 North Main Street
Towanda	428 Main Street
Troy	64 Elmira Street
Wellsboro	90-92 Main Street
Williamsport	130 Court Street
Wysox	1467 Golden Mile Road

Toll-free: 1-877-838-2517

Our Client Contact Center is available to help you Monday-Thursday 8:00 a.m.-5:00 p.m.; Friday 8:00 a.m. - 6:00 p.m. and Saturday 8:30 a.m.-noon.



Gabrielle Makes a Difference.

"When you take the time to really listen to clients you come away with a much better idea of what they need. It's important to explore every option to make sure the best interests of our customers are met."

Gabrielle Conway
Resource Recovery, Muncy

Our more than 300 employees make the difference.



WE'RE #1
IN THE U.S.



WE'RE #1
IN THE U.S.
ATM



Chrissi Makes a Difference

"Business owners have so much on their plate. I enjoy showing them how we can help relieve some of that stress with our Cash Management solutions. They're grateful and I feel like I've made a difference."

Chrissi Copp
Cash Management Relationship Manager,
Wellsboro

Our People Make The Difference.

CITIZENS & NORTHERN CORPORATION

2012 annual highlights